Mail Stop 4561

April 26, 2007

John T. McDonald
Chief Executive Officer
Perficient Inc.
1120 South Capital of Texas Highway
Building 3 Suite 220
Austin, Texas 78746

>**Re:** **Perficient Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2006**
>**Filed March 5, 2007**
>**Form 10-K/A for Fiscal Year Ended December 31, 2006**
>**Filed March 7, 2007**
>**Form 8-K**
>**Filed February 22, 2007**
>**File No. 1-15169**

Dear Mr. McDonald:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues, page 20

1.   We note that your revenues increased by approximately 23% due to "organic services revenue growth." Please revise your future filings to qualify these disclosures by explaining that this measure is defined by management and may not be comparable to organic growth measures used by other companies. Separately, explain to us how you determined that this disclosure does not result in the presentation of a non-GAAP measure.

2.   We note that your service revenues increased by approximately 65% in 2006. Your disclosures regarding this increase appear limited to providing the organic growth measure and brief references to acquisitions, increases in demand, and additional projects. Please tell us why you have not provided more robust disclosures that explain how and why the increases in demand and number of projects were achieved. Separately, tell us why you have not provided consistent quantitative disclosure regarding the relative impact of your acquisitions on the various line items.

3.   We note that you refer to the number of projects as a significant driver of changes in your service revenue. Please tell us whether you use metrics such as this and project size in managing and evaluating your business. In addition, tell us how you considered whether disclosure of such metrics is required as explained in Section III.B.1 of SEC Release No. 33-8350.

Cost of revenues, page 20

4.   Please tell us why you did not quantify the increase in total bonus costs recognized in 2006.

Consolidated Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 32

5.   We note that, in multiple-element arrangements that include software, you evaluate whether you have "objective fair value evidence" for each deliverable in the transaction. We further note that your policy disclosures related to these multiple-element arrangements refer exclusively to EITF 00-21 and SAB 104. Please explain to us how these determinations of fair value comply with the concept of VSOE as described in SOP 97-2.

6.   Tell us whether your multiple-element arrangements that include software require significant production, modification or customization of that software or whether your services are essential to the functionality of other elements in the arrangement. Refer to paragraphs 7 and 65 of SOP 97-2 and explain how you applied this guidance.

Form 8-K filed February 22, 2007

7.   We believe that the inclusion of EBITDA within your statements of operations prepared in accordance with generally accepted accounting principles may create the unwarranted impression to investors that the EBITDA information is also prepared in accordance with GAAP regardless of the accompanying footnote. In future filings, please remove this EBITDA information from the statements of operations and disclose it separately or explain to us why its retention is justified in light of this concern.

8.   We note that you present cash earnings per share (CEPS). This measure appears to be intended to provide readers with a liquidity measure on a per share basis. Please explain to us how you considered the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 11.

9.   We note that your non-GAAP adjustments appear to eliminate recurring items and additional disclosures regarding the following appear necessary:

- The manner in which you use each non-GAAP measure to conduct or evaluate your business;
- The economic substance behind your decision to use each measure;

- The material limitations associated with use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure;
- The manner in which you compensate for these limitations when using the non-GAAP measures; and
- The substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Tell us, in detail, how you intend to address these matters in future filings. As part of your response, consider providing us with proposed disclosures. Refer to Question 8 of the FAQ.

Form 10-K/A for Fiscal Year Ending December 31, 2006

General

10. Please amend the Form 10-K to present Item 8 in its entirety as required by Rule 12b-15.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

      In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

      You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if
you have any questions regarding the above comments.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief